EXHIBIT 99.1

BlockFuel Energy Expands Oklahoma Oil & Gas
Platform with Acquisition of Six-Well Package and
Associated Infrastructure

Deal Brings Operated Well Count to 61 Across a 55-Square-Mile Oklahoma Footprint

Multi-Well Vertical Drilling Program Targeting H2 2026

PONCA CITY, Oklahoma., June 2, 2026 — BlockFuel Energy, Inc. (“BlockFuel” or the “Company”), an independent energy and infrastructure company focused on conventional energy production and next-generation utility infrastructure development, today announced the acquisition of producing oil and gas assets and associated infrastructure located in Payne County, Oklahoma. BlockFuel Energy Inc. is currently 51% owned by Innovation Beverage Group Limited (NASDAQ:IBG), which has announced a proposed merger of the two companies.

The acquisition includes interests across six (6) operated wells, including four (4) producing horizontal oil wells, one (1) drilled and uncompleted well, and one (1) saltwater disposal well (“SWD”), production equipment, gathering systems, and utility-related infrastructure positioned to support both conventional hydrocarbon operations and future energy development initiatives.

Prior to this acquisition, the Company had assembled a substantial operating position consisting of 55 oil and gas production wells and nine (9) saltwater disposal wells, together with extensive production infrastructure spanning approximately 55 square miles across Payne, Pawnee and Noble Counties in Oklahoma. The addition of these new contiguous assets will enhance operational efficiencies, improve field logistics, and support near-term growth in oil and gas production in the near term.

In conjunction with the acquisition, the Company is planning an eight-well vertical development drilling program scheduled for the second half of 2026. The proposed wells are expected to be drilled as step-out locations offsetting existing production, allowing BlockFuel to leverage its existing field infrastructure, gathering systems, utility connections, tank batteries, and saltwater disposal network.

Management believes the ability to utilize existing infrastructure will significantly reduce development costs and capital expenditures compared to greenfield development projects, while accelerating the timeline to first production.

The acquired asset package includes:

●	Working interests in five (5) production wells and one (1) additional Saltwater Disposal Well.

●	Extensive production and field infrastructure including separators, tank batteries, beam pumps, transformers, SWD facilities, gathering systems, utility systems, and associated field equipment; and

●	Rights to future renewable and utility infrastructure development opportunities associated with the acquired assets.

“We believe the combination of producing wells, gathering systems, SWD infrastructure, and utility assets creates meaningful opportunities to increase operational efficiency and grow production while lowering development and operating costs,” said Daniel Lanskey, President and CEO of BlockFuel Energy, Inc. “The replacement cost of each Saltwater Disposal Well is approximately $1million plus the cost of the gathering system and power grid.”

“Our eight vertical well development program is designed to capitalize on the extensive infrastructure platform we have assembled. By drilling step-out wells adjacent to existing production and utilizing current infrastructure, we expect to materially reduce capital costs and improve project economics while supporting continued production growth,” added Mr. Lanskey.

Management believes the acquisition provides several strategic advantages, including:

●	Expansion of the Company’s operated production base;

●	Increased contiguous infrastructure control across core operating areas;

●	Ownership of critical production, utility, and midstream infrastructure;

●	Additional saltwater disposal capacity supporting long-term development economics;

●	Reduced capital expenditures through infrastructure reuse;

●	Increased operational efficiencies and lower field-level operating costs;

●	Opportunities for production optimization and enhanced recovery initiatives; and

●	Future renewable energy and utility infrastructure development potential associated with the acquired properties.

The Company expects the acquired assets to integrate into its broader energy infrastructure strategy, which includes the optimization of oil and gas production assets alongside the development of scalable power and utility-related projects should the market support these initiatives in the coming years.

BlockFuel intends to continue evaluating additional acquisition opportunities that complement its existing asset base and infrastructure platform throughout Oklahoma and other strategic operating regions.

IBG and BFE continue to work together to close the merger transaction in the near term.

About Innovation Beverage Group Ltd

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which is a well-established and favored bitters brand in Australia. Established in 2018, IBG’s headquarters, manufacturing and flavor innovation center are located in Sydney, Australia with a U.S. sales office located in California. For more information visit: https://www.innovationbev.com.

Readers are cautioned not to place undue reliance on these forward-looking statements. Neither IBG nor BFE undertakes any obligation to update such statements except as required by law.

About BlockFuel Energy

BlockFuel Energy is involved in the acquisition, exploration and development of proven oil fields onshore in the mid-continent of the USA. The company holds producing acreage in Oklahoma over a 55 square mile footprint with existing producing horizontal oil and gas wells, temporarily shut in horizontal wells and a substantial vertical well development drilling inventory. The acreage is supported by extensive infrastructure including oil storage facilities, extensive gas gathering systems and sales points, along with power grid and ten (10) Salt Water Disposal wells. For more information visit: https://blockfuelenergy.com ..

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the proposed merger between IBG and BlockFuel Energy, anticipated operational milestones, expected production levels, anticipated oil and gas sales, planned financing activities, expected economic benefits of such activities, and the proposed acquisition of additional oil field assets.

Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “plans,” “projects,” “intends,” “believes,” “may,” “will,” “could,” “should,” or similar expressions. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability of the parties to execute definitive transaction documents, satisfy closing conditions, obtain regulatory and stockholder approvals, commodity price volatility, operational risks, financing risks, and other risks described in IBG’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements. Neither IBG nor BFE undertakes any obligation to update such statements except as required by law.

Contact:

Innovation Beverage Group Limited

Sahil Beri

CEO sahil@innovationbev.com

www.innovationbev.com

BlockFuel Energy Inc.

Daniel Lanskey

President and CEO

dan.lanskey@blockfuelenergy.com

www.blockfuelenergy.com

Investor Relations:

KCSA Strategic Communications

Phil Carlson, Managing Director

BlockFuel@KCSA.com